Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Clover Health

Clover Health and Social Capital Hedosophia Holdings Corp. III

Investor Conference Call and Webcast

October 5, 2020

C O R P O R A T E P A R T I C I P A N T S

Whitney Kukulka, Investor Relations, The Blueshirt Group

Chamath Palihapitiya, Founder and Chief Executive Officer, Social Capital Hedosophia Holdings Corp. III (IPOC)

Vivek Garipalli, Co-Founder and Chief Executive Officer, Founder and Chief Executive Officer, Clover Health

Andrew Toy, President and Chief Technology Officer, Clover Health

Joseph Wagner, Chief Financial Officer, Clover Health

P R E S E N T A T I O N

Whitney Kukulka

Welcome to the Clover Health and Social Capital Hedosophia Holdings Corp. III, or IPOC, Investor conference call and webcast.

IPOC has filed an investor presentation with the SEC, which is also available on Clover Health's Investor website at cloverhealth.com/investors. Please review the disclaimers included in the investor presentation and refer to that as a guide for today's call. The presentation will also be helpful to reference in conjunction with Management's commentary. Management will not be fielding any questions on today's call.

Statements we make during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth in IPOC's Form 8-K filed today. For more information, please refer to the risks, uncertainties and other factors discussed in the SEC filings.

All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks and uncertainties and other factors discussed in IPOC's SEC filings. Do not place undue reliance on forward-looking statements which we assume no responsibility for updating.

With that, I'll turn the call over to Chamath Palihapitiya, Founder and CEO of Social Capital.

Chamath Palihapitiya

Thanks, everybody. Welcome.

Let me jump to the punch line. As investors, over the last decade, what we've been taught is that generating great returns is about being a technology-oriented business. It's about using software that empowers consumers and puts them at the center of value. And to do that, what you do is focus on giving them more and more value at lower and lower cost, and in doing this, what we have seen is that you can generate enormous shareholder returns. Surprisingly, to me, at least, it turns out that you would have actually generated even better returns by just being long health insurance.

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Now, if you look at the following three companies, like Humana, Centene and United, these companies have some similarities. They are not necessarily technological, nor are they experts in putting consumers or physicians at the center, but they have been experts in understanding policy and regulation and designing a healthcare infrastructure that has become more and more complicated and byzantine. These three companies alone represent $500 billion of market cap, growing by $50 billion a year.

So the question that I started to ask myself is what would happen if you built a technology company and pointed it at that kind of value? And I think we know what the answer is. There is a company being built today that is proving that with better software, and technology first, you can create better outcomes at a lower cost. In many ways, they are delivering the holy grail of what healthcare should do. It's a business that happens to be growing three times faster than the industry, and it's a business that has been diligenced and validated not just by me and my team at Social Capital, but by some of the most respected blue chip technology investors in the world. And it's a business that has not only created a lot of value today, but in my estimation, as you'll hear, is set up to create enormous amounts of value and become one of the most important companies in America. And the reason why they have the potential to do this is one incredibly important thing, which is that they are governed by a moral imperative, and specifically for them they believe that they have a once in a generation opportunity to do the right thing, and that right thing is to use technology to allow healthcare to move at the speed of software. And that business is Clover, and that's what we're going to talk about.

Now, before we talk about the company in detail, it's important to set the backdrop. Healthcare spending in the United States is almost 18% of GDP. What that means is in 2019 we spent $3.65 trillion. Since 1970, over the last 50 years, on a per person basis in America, we have spent 31 times more on healthcare expenses. On a constant dollar basis, that's 6 times more. Yet, despite spending all of this money, we are seeing some very troubling trends. We are now living less than the age of 80 and that life expectancy is actually shrinking year-over-year, and we live less than many of our peer countries who spend less on healthcare. And no matter how long we live, unfortunately, as Americans, we are now increasingly riddled with disease and the number of chronic conditions continues to rise, again, more so than relative to countries that spend a lot less. And if all of that weren't bad enough, we have created an industry that forces physicians and patients to navigate an extremely complicated and intimidating infrastructure to get what is a very fundamental core basic human right. And what that's created is a market that has very deep consumer dissatisfaction, negative NPS, and low trust, and these are all the things that Clover is fixing.

So what is Clover? Clover Health is a technology company. This technology company has built software, and what that software does, much in the same way that software has improved many other aspects of your life, it improves the interaction between the physician and the patient, i.e., all of us, at the point of care. This product, which you'll hear about, is called Clover Assistant. And in computer science language, how we describe this is a combination of machine learning and an expert system. What this means is that it is able to take broad swats of heterogeneous data, bring it together, run machine learning on top of it, and then provide very important attributes and decisions to the physician so that when he or she is using Clover Assistant they can deliver better care to patients. And when you use software to help you do your job better as a physician, they deliver better outcomes for all of us. What we can see now is that when a physician uses Clover to manage the care between them and the patient, people see 22% fewer hospital visits and 23% fewer ER visits. Not only does Clover take cost and waste out of the healthcare system, what it's doing more than anything else is meaningfully improving the quality of life of people everyday.

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So, if you have a very disruptive technology like this, the critical question of strategy is what is your go-to-market? The conventional path in technology businesses is to become a software vendor, and to sell software as a service into the healthcare industry. That, unfortunately, is very difficult, it takes a long time and the results have been mixed. The more unconventional path, it takes more money, it's more difficult, it takes longer, but I believe results in a much bigger outcome is the path that Clover took. They took this very disruptive software and they wrapped it in a health plan and they launched it as a health insurer to disrupt the healthcare market and the initial market that they focused on was people over the age of 65. Now, just to level-set. When you turn 65, you have two choices of health insurance. You have what the Federal Government provides you, which is called original Medicare, or you have private insurance, which is called Medicare Advantage. The Federal alternative is about two thirds of the market, and Medicare Advantage is about one third.

So why start here? The reason is because to the extent software can deliver better outcomes and lower costs you would see it in this population first, because they are the one in the most dire need of improvements in outcomes. It also happens to be a market that has some very important tailwinds, and these tailwinds inform us as an investor having a very good margin of safety. The first is that it has broad political support. Nobody wants to touch Medicare. It is supported by Democrats and Republicans across the aisle. Second, it is a very fast growing market. In fact, people aged 65 and over are growing five times faster than any other population cohort in the United States. And the third is that it is a market that is enormous and exists already.

Just in the last 24 years since Medicare Advantage was created, it has grown to become a $270 billion market. And what's even more incredible is that it is growing so fast that by 2025 this market will be worth almost $600 billion. And the reason is because every single day in the United States 10,000 people turn 65. So every single day 10,000 people age in and become eligible for Medicare or Medicare Advantage. Now if you translate that into dollars, what that means is that this is a market that is creating $150 million of new revenue potential a day. It is a market that's creating $1 billion of new potential revenue a week.

So, if you start with this initial beachhead that has a lot of great secular tailwinds and you marry it to a technology that is fundamentally disruptive because it delivers these better outcomes at lower cost, you should see something that grows very quickly, and that is exactly what we've been able to measure and see with Clover.

Already, Clover is the fastest growing Medicare Advantage plan in the United States. It's growing two to three times faster than their next nine competitors. It is also a business that not only is doing very well in new markets when it launches, but in existing markets where it already has share. In fact, just like many other best-in-class software and technology companies, what you see here is a characteristic that we call land and expand, or negative churn. It's a business that when it is in market consistently and repeatedly grabs 50% of every new available member every year. So the business very predictably can compound 25% to 30% for many years.

And because it's technological, this is a business that out of the box has some very important advantages. Number one, is that just in the first 18 months of service, we know that Clover has better gross margins than the benchmark. What this allows them to do is take all of these gross margins and reinvest it in two things - making the technology that much more compelling, and making the plans and the insurance design that much better with more benefits, more value and lower cost. We think all of that obviously drives more growth. And we think that this gross margin profile will increase over time as the company becomes more and more leveraged and more and more scaled.

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The second thing is that because this is technological, this business is just fundamentally more efficient and cheaper. It's 41% cheaper than Medicare and 17% cheaper than their next nearest competitor. And as we know in many other markets, this cheaper, faster, better idea is a path to winning. While Medicare is a federally-mandated program, it is administered and launched on a county-by-county basis. The business exists in 34 counties today and the business will be in 108 counties by the end of next year. What that translates into is 57,000 Medicare Advantage members today and 73,000 members by 2021. But this is just the first form of growth. Because they're a software business, they can be a first mover and rapidly adapt to new forms of growth when they emerge.

And the second form of growth that this company has embraced very quickly is something that is called direct contracting. Direct contracting is a framework that has been created by the Federal Government in an effort to provide value to original Medicare, so the two thirds of the market that isn't Medicare Advantage. What that means is that it has effectively created a channel for Clover to consolidate share in the entire Medicare population.

How they do this is in the following way. What this framework allows Clover to do is to now partner directly with the physician. So instead of trying to acquire members one by one in a county, they can actually go and contract directly with the doctor, and then the doctor can pour all of the lives, both Medicare and Medicare Advantage, onto Clover's platform with one fell swoop. Now as you can imagine, again, from a technology perspective, what we think about is the following idea, which is we have uncovered and unlocked a very low-cost acquisition channel which will allow this business to scale the number of lives they serve by an order of magnitude. And what's incredible about this second phase of growth is that it has a similar profitability contribution as the original core business. So, as you can imagine, you have a business now that will grow faster, less costly, with similar profitability. Under this second phase of growth, the business already has 200,000 lives under contract for 2021, and they have estimated and forecasted 450,000 lives by 2023.

So, to visualize these, this is how I thought about the business. We have this incredible first beachhead market called Medicare Advantage, proving the value day in day out that Clover Assistant and Clover delivers better outcomes at a lower cost, grabbing share from incumbents, predictably growing by 25% to 30% compounding. And then this technology platform allows us to embrace and become a first mover in these very disruptive new forms of growth like direct contracting.

Now, the great thing is as investors, we have taken a conservative of an approach to think about how these businesses will work together. Specifically with respect to the P&L, what we have done is fully burdened the P&L with the costs of direct contracting, but we have not yet assumed any revenue or bottom line contribution. The reason is because the government is still finalizing all of the details around revenue recognition and the like, they're dotting the i's and crossing the t's, and so we believe that the more conservative approach is to allow this business to flourish and allow us to be surprised to the upside. And so, the margin of safety here, we think, and the performing ability of this as a public company is quite compelling.

So, if you put all of these things together of what you have, number one is you have a very disruptive technology; number two is you have a great initial growth market; and number three is you have the ability to pivot and embrace new disruptive forms of growth. When you put these kinds of ingredients together, what we start to see is a virtuous cycle. And very much like other best-in-class technology businesses, we can see how they are building competitive moats that will make the business very durable and hard for incumbents to copy.

And the way that it works for Clover is in the following way: by partnering with doctors and patients they can ingest all of this patient data and clinical data; they're able to capture and synthesize that, apply machine learning on top of it, and the most important thing is that they can then deliver clinical decision-making that actually gives people better care. This not only makes patients happier and doctors more valued, it also allows us to generate superior economics. All of these things will drive market adoption and growth, allow Clover to expand even more quickly by acquiring more physicians and more members, that then allows them to consolidate more data and the cycle continues. We see this flywheel now beginning to spin faster and faster.

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In terms of the merger, what we are going to do is fortify this balance sheet so that Clover has the ability to aggressively build and expand all throughout America. There is $828 million going in from IPOC, and there's a $400 million pipe of which $155 million are coming from myself and my partners. I am investing $100 million personally. The pre-money of the deal is $3.702 billion, you can think about that as a 4.2 times multiple to 2021 revenue or a 2.1 times multiple to 2023 revenue.

In terms of valuing the business, the pre-money can be thought of in three different ways. The healthcare investor may ask, what would this business look like if it were valued hypothetically on a normalized basis relative to the big incumbents? What this means is assume that the company grows no faster, assume that the company invests no more than these incumbents, and as a result generates the same revenue, generates the same profit, generates the same growth, and then would be trading at the same multiple. The answer using that framework would be that the valuation can be arrived as a small premium, 12%, to 2021 ending lives, or as a 48% discount to 2021 lives.

A separate way a healthcare investor may ask the question is, what about net income? If you take the 2023 estimates, again, discount the total number of lives covered by 48%, assume the same profitability and revenue, add in the taxes, on a net income basis, this business is valued at 10.5 times normalized 2023 earnings. And that compares to an industry that trades typically between 15 and 20 times.

A third way would be as a technology growth investor. And what they could ask is, what is this book of business worth if we were to sell it? And the conservative way to think about that from my perspective would be to eliminate direct contracting altogether and ask ourselves, when could we sell the Medicare Advantage business to somebody to recoup our pre-money. And the answer here is that somewhere within 2025, we would trade at a meaningful discount to the price to revenues of these slower growing incumbents.

The net-net of this is that I think that we have priced this deal with a margin of safety, both for the company to raise the money they need to aggressively expand all throughout the country, and for incoming investors to underwrite what I am trying to do in every deal, which is to generate a 10x in 10 years.

So, to summarize the investment thesis that I would make, what I have seen through the diligence is that this is the first technology company who is having a meaningful impact in disrupting healthcare. The reason is because they have built software that allows them to improve outcomes and lower costs. What that is allowing them to do is quickly capture share from slower incumbents that are non-technology centric, and it is differentiated in a way that I believe will make it very hard for these legacy businesses to copy. And because it's technological, it has the ability to embrace new forms of growth that can supercharge the business and create low-cost acquisition channels to scale the value that they provide people. And the great thing is is that it has started in a part of a market, in a sector of the economy, that is just growing incredibly fast.

Simply put, in a world of zero interest rates, what Clover Health is is a business that represents growth on top of growth on top of growth.

Now, none of this would be possible without an incredible team. And in many cases, if you try to improve healthcare, a lot of people will try to hire a better form of the incumbents, but what you would do then is hire better lawyers, better lobbyists, better healthcare economists, better accountants. But I think what we need to do is hire a different team. And that is exactly what Clover has done.

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More than anything else, this is a partnership between two extremely seasoned executives, a partnership between a very seasoned healthcare exec, and a very seasoned technology executive. I have known Vivek for almost 10 years. As an investor, the most basic thing you need to know is this is the ultimate healthcare disruptor. He is an absolute proven money maker. This is the third business in the healthcare sector that he has started that is worth more than a billion dollars. He started a multibillion dollar company in the healthcare provider space. He has started a multibillion dollar company in the pharmacology space. And as you'll hear from him, he has now started a multibillion dollar technology company disrupting the payer space, and we both believe that this will be his life's work, and he is building something that could become one of the most valuable businesses in the world.

And his partner, Andrew, is equally seasoned. Andrew is a Stanford trained computer scientist. He has been coding since a very young age. His start-up was acquired by Google where he grew through the engineering ranks and ran a large part of the enterprise Android engineering team. This is a person that has been trained by one of the most important technology companies in the world in building mission grade code and then shipping it at the scale of billions of users.

And together, I think that they are creating one of the most interesting companies I've seen, and as a result I couldn't be more excited and proud to merge IPOC with Clover and really help deliver this holy grail of healthcare.

Vivek Garipalli

Thanks, Chamath.

I really appreciate the wonderful introduction. It's been great to spend time with the Social Capital team during this entire process. We've always valued creating great relationships with our investors, and having a partner like you and your team has been amazing. We have really deep alignment in not only what we are building, but also our goals and the impact we want to drive. We're very excited to be here today to talk more about Clover.

So, it's not a big secret that healthcare is completely broken on many, many levels. As we think about the system, there is just the sheer misalignment of interest across the sector. Going down the list, hospitals make more money when they can charge more, skilled nursing facilities benefit when they keep patients in their facilities longer, pharmacy benefit managers benefit from rising pharmacy costs, electronic medical records companies can sometimes benefit via data blocking. These misalignments ultimately hurt the consumer.

So as we were setting up Clover, there were a few key characteristics that attracted us to Medicare Advantage. First, we needed to be able to have access to longitudinal data and be able to control the technology stacks that we could quickly iterate on our software and deploy our software at scale to primary care physicians.

Second, we wanted a business where consumer valued directly and mirrored to Clover business value. That deep alignment of financials and consumer best interest was super important to us.

Lastly, Medicare Advantage is fundamentally a consumer product. If you think about some of the stats Chamath mentioned, 80% of the Medicare population has at least one condition, 68% of the Medicare population has two chronic conditions or more, an average Medicare consumer is on three different prescriptions and sees their primary care doctor on average five times a year. That's really a consumer product. And for our population, their Medicare managed coverage is one of the most important annual purchasing decisions they make.

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So when we think about just the size of the marketplace, Medicare and Medicare Advantage are one of the largest industries in the world, and there aren't other industries that are this large and compounding at a double-digit annual growth rate. And the stat that Chamath referenced, which I found extremely powerful, there are very few industries where there is $1 billion of revenue being added to the market every week.

Fundamentally, the problem we are trying to solve at Clover is how to reduce variability of clinical decision-making by physicians at the point of care. If you take an 80 year old, if he or she goes to see 10 different primary care physicians, many times they will come out with 10 different variance of diagnoses, treatment plans, medication regimens, and dosage levels of medication. It's not that they are bad physicians. They're not. Physicians today often just lack access to prioritize actionable clinical data at the point of care. So they end up relying on historical practice patterns and intuition, decisions are then made off of the standard of care, and that leads to a dispersion of outcomes and a high cost of care, and this ultimately hurts the consumer.

And so, put simply, our mission is to improve every life. And when you think about it, the most powerful thing for us at Clover as we look at the next 10 to 20-plus years, is we believe that we are firmly one of the very few businesses where if someone is working at Clover and they are solely focused on executing the mission, that in and of itself drives direct business value. We think it's very rare for businesses today in the public markets where mission itself is wholly aligned with the profit motive.

And one of the hardest things that we've done and the most exciting thing that we've done is build a diverse set of extremely talented and experienced leaders. And if you think about other companies, they may have someone like me or someone like Andrew, but really do you find someone like myself and Andrew leading a company together. And Chamath gave an extremely kind introduction for Andrew and myself, but we've also built a world-class team to support us.

So going across, we have Gia, our General Counsel, who is at HHS and oversaw all of legal for Medicare and Medicare Advantage; Jamie, our COO, who led the system and network integration of Pacific Care into United, which is the bedrock of United's Medicare plan; and Joe, who you'll hear from soon, who's had significant experience leading finance across companies like United, Cigna and Bravo. And then you take leaders in the technology side, Calvin and Dave, reporting to Andrew, with deep experience in McKesson and Google, then we take our clinical leadership team, Sophia, Mark and Kumar, all wonderful backgrounds with decades of collective experience practicing medicine. And not only are their backgrounds phenomenal, but it's very rare that these clinical leaders are in a position of authority to drive decision-making around software development for a physician tool.

So, put simply, Clover is the fastest growing Medicare Advantage plan with over 50,000 members. And importantly, we haven't done this by just adding new markets, but rather taking significant incremental market share each year. Growth has not been the largest priority to date. We've spent our investments historically developing the platform and proving out our thesis. As we look to this round of capital, we believe a large portion will be used to fund accelerated going forward. We also do this in a highly capital efficient way with an attractive return on investor capital that is improving with each quarter.

So, at the core of Clover is the Clover Assistant, which you'll hear more about from Andrew today and in many years to come. So, the Clover Assistant is what we give primary care physicians in Clover's network to use at the point of care where we are presenting valuable clinical information to them to assist them with their decision-making. That includes evidence-based protocols, medication regimen suggestions, amongst many other very valuable features. And ultimately, this will reduce variability in decision-making and with that reduce costs.

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So, why do consumers choose Clover? Put simply, we have designed our plans to be obviously attractive to consumers, Medicare eligibles, which is why we call it obvious. If you think about the traditional options today, it's either a narrow network at lower cost with an HMO, or a wide network choice with more expensive plans with PPOs. So what we did at Clover was take the best of both and we offer wide network choice, with low-cost plans.

And going layer deeper on that, we remove friction for consumers to see their primary care physician, with zero dollar primary care co-pays and an extremely low cost to see their specialists. And then when you compare us against other options, we provide significant savings relative to original Medicare. We estimate 41% lower and 17% lower than the top other plans in the market. But those competitor plans typically have a restrictive network. And importantly, more primary care visits means more interactions with the Clover Assistant, which feeds our data models, and continually improves our clinical understanding of each member.

So, two statistics we are really proud of. The first is our high take rate. So, if a Medicare Advantage market grows by 100 people over 50 enroll in Clover. So that means we are getting more members than the competition combined. In inner markets we have legacy big players, such as United, Aetna, Humana, Blue Cross, and Wellcare, which was recently acquired from Centene, and we do this with best-in-class retention.

As we think about traditional payer approaches to working with physicians, they unwittingly introduce friction to the physician/consumer relationship with administrative burden, payment clawbacks and certainly not adding meaningful value. My parents are physicians. I've always seen things through the physician's lens. Physicians choose to practice because they want to make great decisions for their patients. They did not go to medical school to run a hedge fund and manage financial risk. At their core, they really just want to focus on their trusted relationships with their patients. So, at Clover, we want to support them in that trusted relationship.

As we set up the Clover Assistant, we really thought about addressing the main pain points of physicians - money and time. In terms of payment, we've upended the traditional payment models and just simply pay physicians an enhanced fixed rate for using the software. That removes payment paranoia, and ‘gotchas,’ and now physicians know they're getting a fair fixed payment and are not misincentivized. They just need to use the software. And with that trust, physicians know that if they share data with us we are not going to use it against them. And that integrity of data sharing real-time is vital for us to drive true meaningful value to them and their patient.

As we think about the math of Medicare, the top 3% of our most complex members contributes to over 30% of total costs. While other insurers have traditionally outsourced the management of this population from a care perspective, we made the decision years ago to build our own complex care management program. But instead of focusing on building brick-and-mortar facilities, we took the best of traditional complex care programs and evidence-based protocols and developed a home-based primary care model driven by our software. By having access to real-time data, we can better identify patients who are eligible for the program. We then partner with our members' existing physicians when we transition members to complex care, leading to superior engagement rates, and we then leverage the Clover Assistant and our ongoing care and over a period of time, in a treatment versus control group, we were able to drive almost 20% lower medical expenses in this population.

And now I'll pass it off to Andrew to talk about the Clover Assistant.

Andrew Toy

Thanks, Vivek.

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The Clover Assistant is a software platform that's designed to make it extremely easy for any physician to leverage data to care for our members. It's a standalone SaaS web application that physicians use for about five minutes per visit and everything it shows is designed to be interesting and clinically relevant.

Technically speaking, we feel what we've done is something that's really difficult. We know that there are many sources of useful patient data but it's fragmented and vulcanized. The Clover Assistant interacts with and integrates these healthcare data sources and cleans, normalizes and joins them into a central longitudinal view of our member.

Next, we have to make sure that physicians can take action on this huge data set. So we bring in clinical evidence-based protocols and machine learning to process it all. We're looking to understand comorbidity interactions, screening and testing cadences, medication adherence patterns and the like - all things that define the standards of care. So the Clover Assistant is constantly processing these actionable evidence-based protocols and join them with our members' clinical data so that we can make useful recommendations. And when we surface these recommendations we believe we've shown that physicians make better decisions.

The Clover Assistant also lets us react very quickly to changing ground conditions. At the onset of COVID, we realized we needed to keep our patients safe at home and away from hospitals and clinics. We put together a focused engineering team and we built telehealth support into the Clover Assistant. We then rolled it out to our physician network, which enabled them to keep safely seeing our members through the pandemic. Our Clover Assistant visit volumes stayed close to the same by seamlessly switching over to telehealth. And we believe our superpower here is delivering and transforming healthcare for our patients at the speed of software.

The key thing about Clover Assistant is that it helps us change the health journey of a member. This can hugely improve a member's life and also bend the cost curve. Here's a hypothetical example of how regular data powered PCP visits can be crucial for reducing care variability and improving cost management. Take Mrs. James here. Without Clover, she visits her doctor less often because her insurance has high co-pays. Her chronic kidney disease has gone undetected because her busy doctor missed a signal that she should be tested for elevated hormones. The disease takes hold, her bones weaken, she becomes frail, falls and breaks her hip, ends up in surgery and has a long stay in hospital.

Now, with Clover, Mrs. James doesn't pay for PCP visits so she gets seen more regularly. The Clover Assistant analyzes her data and surfaces the potential of early chronic kidney disease stage 3. Given clinical research, we are also able to prompt her physician to order a lab test to ensure that bone density issues, which are often linked to chronic kidney disease, are properly assessed and treated via an evidence-based medication regimen. The disease is spotted and managed and Mrs. James stays happy and healthy, plus we add significant savings to the system.

So these types of encounters are happening everyday. Over 2,000 PCPs are contracted to use the Clover Assistant. And what that means is over 60% of our membership goes to one of these doctors. Our engagement rate is an impressive 90% and our net promoter score as of Q2 2020 is in the positive 60 range, and we are really happy with that. As a comparison, electronic health records commonly had negative NPS scores. And we're continually improving the Clover Assistant. We average a release every three weeks and therefore can keep deploying new clinical protocols and making adjustments to keep engagement and satisfaction high.

Most critically, we see a core impact to the business from the Clover Assistant. Our focus on data-driven primary care drives a core economic benefit and lowering our relative cost of care as opposed to our competitors.

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Now on to our playbook to building national Medicare Advantage plan and beyond. We see a world where we are doing something very unique and where our technology and software drive compounding value, powering our virtuous cycle for growth. The Clover Assistant helps us keep our patients healthier, which gives us better gross margins, which we then invest in the lowest cost plan for consumers. As we do this, we draw more members to our plans, who then goes to see their Clover Assistant powered doctors. More clinical contact gives us more data to improve the Clover Assistant, which compounds our technical advantage, which of course contributes to further margin advantage as these tailwinds strengthen.

As you can see here, we've achieved strong market share in our established markets. We are still in the very early innings and we believe we have plenty of room to just keep on growing, given our extremely strong take rate within MA joiners and switchers. Combine this with the systematic growth of Medicare MA itself and we feel we are far, far away from saturation, and will continue to grow aggressively in our core markets.

As Clover, we feel we do well across all kinds of demographics, ethnicities, socioeconomic backgrounds and geographies. We believe that we can take any kind of market, rural, urban, suburban, across the United States, and believe we've proven that every one of these markets find value in the Clover Assistant. And what this allows us to do, we believe, is to launch over the next 10 to 15 years in every county in the United States and bring Clover to everybody. And when we do, what we think we'll see is adoption and take rates very similar to the counties we serve today.

So, in 2021, our goals to end the year with 73,000 members that would be a 7% share in the market, about $870 million in revenue. And looking forward, the Clover Assistant lets us scale capital efficiently so we plan to continually and aggressively launch across the U.S. Our obvious plan is to drive growth and we believe we can launch those into any U.S. market. Based on this strategy, we see an opportunity for aggressive revenue growth. Over the next 10 to 15 years, the U.S. is projected to grow to over 28 million total Medicare Advantage lives. As an illustrative example, if we have 12% share in 40% of the U.S. markets, that would translate into $25 billion in revenue.

What the slide before didn't show you is the power of using our platform in other business lines, like direct contracting. Direct contracting is an innovative new program plan from the government which will open up the traditional Medicare market to us. With direct contracting, physicians will partner with Clover for both their Medicare Advantage and traditional Medicare patients, and they will use the Clover Assistant to manage the entire population. So consider us taking our core model and being able to expand it even more quickly. We've been signing up PCPs with letters of intent for direct contracting's anticipated launch next year, and through that we already have hundreds of thousands of lives that would be attributed to us.

We believe that this will be an extremely exciting and an efficient growth lever for us as we scale, and it's possible for us to add thousands of lives under management via a single contract. Overall, we believe this will allow us to cover over 450,000 lives through direct contracting by 2023.

Now I'll hand it to Joe for our core financials.

Joe

Great. Thanks, Andrew.

Just a quick background on me. I joined Clover at the end of last year. As Vivek mentioned, I spent most of my career in healthcare finance in organizations like Bravo, Cigna and United Healthcare. I've witnessed firsthand the ineffectiveness of certain attempts at value-based care and narrow network offerings which limit consumer choice and access. I was very impressed by Vivek and Andrew's vision and more importantly what I view as a true utilization of technology in a payer setting.

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Before I talk about unit economics for Medicare Advantage, let me first level set on where we are as an organization here at Clover.

As you've heard, we have the fastest growing Medicare Advantage plan in the country with over 50,000 lives, which we expect will lead to about an 88% increase in total revenues over the past two years, as we look toward over $660 million of revenue this year.

One of the things we are most proud of is that our Adjusted EBITDA margins have shown significant improvement over the last three years. Most notably, here in the current year, where our medical care ratio, which is the percent of premium that we spend on a member's care or the inverse of gross margin, and our Adjusted EBITDA have both vastly exceeded our expectations. And because we are a capital efficient business, meaning we have little cap ex, we scale primarily using software, not brick-and-mortar, we invest any gross margins from that growth back into our business and into our benefit designs.

Our favorable current year results are due to both operational execution and the favorable impacts on our medical claims expense as a result of COVID-19. In terms of operational execution, our MCR for the first quarter of the year pre-COVID, was 89.4%, which exceeded our budget and represented an over 900 basis point improvement over full year 2019. Although that operational performance certainly continued into the second quarter, our second quarter was also impacted by a net reduction in utilization as a result of the coronavirus. Our second quarter MCR was 70.1%, which we expect will revert back to somewhat normal levels in the second half of the year.

The improving current year margins that I just discussed already have powerful returns at the individual member level. After members are typically unprofitable in year one due to variable operating costs, plus lower gross margins, as I will discuss later, the returns from year two and onward typically drive significant value. Like many successful SaaS organizations, Medicare Advantage is a program with high average retention. Members are with us on average anywhere from six to eight years. It's also a program with consistent returning unit economics, if managed correctly. Obviously, as members get older, their costs tend to increase, but MA allows for a revenue matching of sorts to mitigate those cost increases. Overall, a member's long-term value supports our cost to acquire service and maintain that number.

Given that attractive LTV to CAC, how do unit economics really work then under the Medicare Advantage program? When an individual chooses to enroll with Clover, we don't yet have a sense of their medical history and background. As we get more information we submit this data to the Federal Government, which then takes this data on health conditions and other factors to determine a member's risk score. It uses these scores to update payments to plans whose members are higher or lower than average health risk with such changes taking effect the following year.

So when we think about what typical growth means for our financials, there's a risk adjustment payment lag with new members in year one. Additionally, the cost for those new members are sometimes harder to control because we have not yet had the ability to influence members' treatment plans. These factors lead to new member MCRs that approach or sometimes exceed 100%. This is actually a type of CAC that we can actually mitigate through the roll-out of direct contracting because that will help us with our year one margin for any original Medicare lives that choose to ultimately enroll in our Medicare Advantage plan because they would have already been managed using the Clover Assistant.

Returning members generally have better economics due to the risk score lag that I discussed, plus after a member has been with us for a year, we have more time to understand their health profile and impact their outcomes accordingly. But those things don't just happen by themselves. They happen, we believe, through the Clover Assistant. As one of our key indicators, we measure the performance of returning members that were attributed to a physician that has adopted the Clover Assistant. The MCR of that population has improved steadily over a short time, with the most recent pre-COVID period, Q1 of this year, showing those members with an MCR of 82%.

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We should also note that the first live version of Clover Assistant was launched in mid 2018. Meaning the calendar year '19 was the first year in which the impact of Clover Assistant was measured. So we have seen substantial results and only at a little over 18 months. And as we look at the progression of these MCRs over time, it's important to again emphasize that even in these early innings we are generating these margins while offering enhanced value to the consumer through plan design, out of pocket savings, and greater access to care as compared to our competitors.

So, as we think about how to achieve enhanced margins at best-in-class growth, the Clover Assistant bridges the gap for us because it generates compelling unit economics. The longer a member is enrolled in one of our MA plans, the more data we collect and synthesize and the more actionable insights we generate. As Andrew discussed in the hypothetical of a member with CKD, these data-driven insights lead to better care delivery on the cost side, as well as improved identification of member's chronic conditions on the revenue side. So we capture a double benefit of both revenue and cost, thanks to CA, and this leads to structural margin improvements for our business.

A key note to consider here is, we're not there yet. We're adding more and more physicians all the time to our Clover Assistant panel, which increases our coverage. We have the ability to expand margins in the future based on our performance in the Medicare STARS program, which the Clover Assistant helps us with. Additionally, as Andrew discussed, and this is important, CA gets better all the time as we get more data. This is the virtuous cycle that we have noted. So while current performance is impressive, it's our trajectory and opportunity with this addressable market that is truly important.

So then, what about our long-term targets? Our consolidated MCR targets over time are in the 82% to 83% range, as we balance our mix of new and returning members. Over time, we expect that our ability to achieve scale in operating the business will lead to Adjusted EBITDA margin targets in the 6% to 7% range, which we estimate are about 200 basis points favorable as compared to other MA insurers.

It's important here to note the difference between our MCR and the Federal MLR calculation, which is the 85% regulatory minimum. There are a few differences between those calculations, the most important of which is an add-back of quality improvement expenses, which is really a flip from operating cost for the Federal medical loss ratio calculation.

Due to our focus on this issue on developing the Clover Assistant, we believe that a good portion of our technology spend and certain other operating cost have a direct impact on quality improvement, allowing us to potentially differentiate ourselves in this area as compared to competitors. And due to the fact, again, that we are generally reimbursed on a current basis from the Federal Government and have minimal cap ex, that EBITDA generally approximates operating cash flow.

I purposely saved the long-term growth rate for last, where we are targeting at least a 30% growth rate, being clear here, that is our core Medicare Advantage growth rate, because I want to talk a little bit more about direct contracting, because we expect to see synergies between our core MA business, because we are already attributing Medicare fee-for-service lives for a scheduled April 2021 launch. Given that some of the operational parameters around this program are just being finalized now, most of them are done but not all, we have not yet included any financial benefit at either the top line, revenue or growth, or the gross margin line related to this program in the projections in this deck through 2023. We have only included our estimated 2021 start-up costs. However, just to be clear, we expect this will be an opportunity to expand margins on a per member basis, because we believe the economics of this program fit perfectly with our existing physician-based strategy. We do not believe all payers can say this. We believe direct contracting will enable us to rapidly scale our CA software and drive strong incremental growth in the near future by helping us seed new MA markets before we enter them. More PCPs will be drawn to the Clover Assistant and to become Clover network providers, ultimately providing another reason why more patients will join our Medicare Advantage plan. We believe it represents tremendous upside for our business.

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With that said, what we expect our business to look like over the next three-plus years as we consider our Medicare Advantage TAM and assess new markets with our obvious plans, we expect our core MA revenues will grow to over $1.7 billion by 2023. As we've noted, building off our strong first half of 2020, we expect we will have margin improvements through the Clover Assistant and as we mature as a business. So we believe we are well-positioned on our path to consolidated profitability by 2023, assuming no changes in our growth strategy and plans to invest in our business.

Looking to 2025, with all the usual caveats for a five-year projection, as we consider the industry growth and our addressable market and the numerous tailwinds to our business, like direct contracting, we expect to be in excess of $5 billion in total revenues under our long-term margin profile of 6% to 7%.

In summary, we expect to deliver superior growth at roughly 3x industry average. We also expect to deliver better margins than the industry as a result of our technology, and we intend to do so by adhering to the true spirit of the Medicare Advantage program - delivering better healthcare to consumers and better diagnostic and provider capabilities to physicians.

And now, I'll hand it over to Vivek to wrap things up.

Vivek Garipalli

Thanks, Joe.

So, in summary, I believe we are building what will be one of the most valuable companies in the years to come. We are operating in a large and growing space and plan to offer obvious plan designs for consumers across the nation. Being technology driven, we can quickly scale the Clover Assistant in an effective manner and deliver favorable unit economics. In addition to this, with our software, we believe we can continue to find other adjacent opportunities, such as direct contracting, in the years to come. And we will be doing all of this while helping solve a fundamental problem in healthcare, which is the variability in clinical decision-making.

Thank you.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii)

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the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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